Filed Pursuant to Rule 433
Registration No. 333-134553

30YR NC 3YR Lehman Callable

Final Terms and Conditions

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (Moody’s: A1/ S&P: A+/Fitch: AA–) (1)

Principal Amount:	$2,000,000 (increasing the total offering size to $31,000,000)

CUSIP:	5252M0CB1

Upsize Trade Date:	February 1, 2008

Original Trade Date:	January 16, 2008

Issue Date:	February 8, 2008

Maturity Date:	February 8, 2038, subject to the Issuer’s Call Option

Issue Price:	Variable Price Re-offer

Redemption Price	100.0%

Coupon:	7.00%

Interest Payment Dates:	Semi-annually on the 8th of February and August, commencing August 8, 2008 and ending on the Maturity Date, subject to the Issuer’s Call Option.

Issuer’s Call Option:

The Issuer has the right on the 8th of each February and August, commencing February 8, 2011, provided that the Issuer gives 5 Business Days notice to the investor, to call the notes in whole or in part at the Redemption Price plus accrued and unpaid interest to the call date.  All amounts that may otherwise be payable on the notes that are called following the call date shall cease to be payable. Notwithstanding the above, all payments due on the call date shall be made in full.

(1)  Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA– by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Underwriter	Lehman Brothers Inc.

Daycount Convention	30/360, Unadjusted

Business Days	New York

Denomination:	USD 1,000/1,000

Fees:

Lehman Brothers Inc. has agreed to purchase the notes from us at 100% of the principal amount minus a commission equal to $30.00 per $1,000 principal amount, or 3.00%.  Lehman Brothers Inc. proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.  Lehman Brothers Inc. may also use all or a portion of its commissions on the notes to pay selling concessions or fees to other dealers.

The price at which Lehman Brothers Holdings Inc. has agreed to sell the notes to Lehman Brothers Inc. includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

The notes will be issued in an aggregate principal amount of $2,000,000 and will form a single tranche with the $29,000,000 aggregate principal amount of Medium-Term Notes, Series I, due February 8, 2038 that Lehman Brothers Holdings will issue on February 8, 2008. The notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the notes will increase the aggregate principal amount of this tranche to $31,000,000.

Risk Factors

An investment in the notes entails certain risks.  See “Risk Factors” in the Series I MTN prospectus supplement.